UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Director and PDMRs' Interests

Below are details of purchases (made under the Company's Non-Executive Directors' Share Purchase Plan) of Pearson plc ordinary shares of 25p each and American Depositary Receipts (ADRs) made on the London and New York Stock Exchanges on behalf of the Company's Chair, Deputy Chair and Senior Independent Director, and Non-Executive Directors on 15 December 2023:

Name of Director	No. of Shares Purchased	Price per Share*	Total Holding Following Notification
Sherry Coutu	1,006	£9.41	14,987
Alison Dolan	244	£9.41	671
Graeme Pitkethly	228	£9.41	11,467
Tim Score	2,588	£9.41	78,735
Annette Thomas	405	£9.41	4,192
Lincoln Wallen	451	£9.41	18,664

Name of Director	No. of ADRs Purchased	Price per ADR*	Total Holding Following Notification
Alex Hardiman	340	$11.90	930
Omid Kordestani	7,404	$11.90	65,059
Esther Lee	417	$11.90	3,639

* rounded to two decimal places.

The following notifications, made in accordance with the requirements of the UK Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sherry Coutu
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £9.4090 per share	1,006
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,006 shares Aggregated price: £9,465.45
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alison Dolan
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £9.4090 per share	244
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 244 shares Aggregated price: £2,295.80
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £9.4090 per share	228
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 228 shares Aggregated price: £2,145.25
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tim Score
2	Reason for the notification
a)	Position/status	Deputy Chair and Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £9.4090 per share	2,588
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,588 shares Aggregated price: £24,350.49
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Annette Thomas
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £9.4090 per share	405
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 405shares Aggregated price: £3,810.65
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lincoln Wallen
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £9.4090 per share	451
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 451 shares Aggregated price: £4,243.46
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alex Hardiman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs rising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $11.8997 per ADR	340
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 340 ADRs Aggregated price: $4,045.90
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Omid Kordestani
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $11.8997 per ADR	7,404
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 7,404 ADRs Aggregated price: $88,105.38
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Esther Lee
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $11.8997 per ADR	417
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 417 ADRs Aggregated price: $4,962.17
e)	Date of the transaction	15 December 2023
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 December 2023
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary